Key Markets – Twin Cities

ECONOMIC IMPACT OF HIT-FINANCED PROJECTS IN THE TWIN CITIES

In 2019 Dollars, Since Inception*

66 Projects	$1.1B HIT Investment Amount	$1.7B Total Development Cost	9,649 Housing Units Created or Preserved	17.2M Hours of Union Construction Work
21,082 Total Jobs Across Industries	$1.3B Total Wages and Benefits	$136.1M State and Local Tax Revenue Generated	$3.5B Total Economic Impact	46% Percent Affordable